Exhibit 99.1

China Zenix Auto International Announces Intent to Appeal NYSE Delisting
Decision

ZHANGZHOU, China, June 15, 2018 – China Zenix Auto International Limited (NYSE: ZX) (“the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced it has received a delisting notice from the NYSE. The delisting became effective on June 14, 2018.

The delisting decision was made by the NYSE staff in relation to a review of the trading of the Company’s stock during certain periods in 2015 and 2016 when its stock price fell below the NYSE minimum price requirement. The Company was disappointed by the decision of the NYSE staff and disagrees with their factual findings. The Company has decided to appeal against the NYSE delisting decision.  In the meantime, the Company will apply for its common stock to be quoted and traded on the OTCQX.

The Company remains committed to protecting shareholder value despite the delisting. The Company has a strong cash position, with bank balances and cash of RMB783.7 million (US$124.9 million) and fixed bank deposits with a maturity period over three months of RMB290.0 million (US$46.2 million) as of March 31, 2018. The board of directors will explore options of deploying some of the available cash through share buybacks and cash dividends.

The Company will continue filing its periodic reports with the Securities Exchange Commission. The Company plans to report its financial results for the second quarter on or before August 17, 2018.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. The Company offers more than 798 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company's customers include large PRC commercial vehicle manufacturers, and it also exports products to over 80 distributors in more than 28 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of December 31, 2017. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

 This announcement contains forward-looking statements. These statements are made

Exhibit 99.1

under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Kevin Theiss
Awaken Advisors
Tel: +1-(212) 521-4050
Email: Kevin.Theiss@awakenlab.com
2